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Attention:	Eric McPhee

 Wilson Lee

Re:	Digital Realty Trust, Inc.

Form 10-K for the year ended December 31, 2023

Form 8-K filed May 2, 2024

File No. 001-32336

Ladies and Gentlemen:

On behalf of Digital Realty Trust, Inc. (the “Company”) and Digital Realty Trust, L.P. (the “Operating Partnership”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated June 17, 2024, relating to the Company’s and the Operating Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Form 8-K filed on May 2, 2024 (the “First Quarter 2024 Form 8-K”).

For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after the comment.

Form 8-K filed May 2, 2024

Exhibit No. 99.1

Definitions, page 31

1.

We note that your measures Core FFO and Adjusted EBITDA contain adjustments for other non-core items. Please tell us what types of revenues or expenses are being added back, and to the extent that these are significant to the non-GAAP measure in future filings, please provide further explanation within your disclosure.

Response: The Company respectfully advises the Staff that (i) with respect to Core FFO, the “other non-core revenue adjustments” in recent periods are comprised of deferred rent adjustments related to a customer bankruptcy, joint venture development fees included in gains, and lease termination fees, and the “other non-core expense adjustments” in recent periods are comprised of write-offs associated with bankrupt or terminated customers, non-recurring legal expenses and adjustments to reflect our proportionate share of transaction costs associated with noncontrolling interests and (ii) with respect to Adjusted EBITDA, the “other non-core adjustments, net” in recent periods are comprised of foreign exchange net unrealized gains/losses attributable to remeasurement, deferred rent adjustments related to a customer bankruptcy, write-offs associated with bankrupt or terminated customers, non-recurring legal expenses, gain on sale of land option and lease termination fees.

The Company intends to include footnotes in future filings that disclose the larger components of “other non-core revenue adjustments,” “other non-core expense adjustments” and “other non-core adjustments, net.” Attached hereto as Schedule A is a version of the reconciliations of Core FFO and Adjusted EBITDA that appeared in the Company’s earnings release and supplemental furnished with the First Quarter 2024 Form 8-K, which has been marked to show the type of revised disclosure that the Company intends to include in future filings (text in bold underline indicating the additions).

*********

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (213) 891-8371.

Sincerely,

/s/ Julian Kleindorfer
Julian Kleindorfer, Esq.
of Latham & Watkins LLP

cc:	Andrew Power, President & Chief Executive Officer

Matthew Mercier, Chief Financial Officer

Jeannie Lee, Executive Vice President, General Counsel and Secretary

Brent T. Epstein, Latham & Watkins LLP

Schedule A

FFO and CORE FFO

Unaudited and in thousands, except per share data
	Three Months Ended
Reconciliation of Net Income to Funds From Operations (FFO)	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23
Net Income / (Loss) Available to Common Stockholders	$271,327	$18,122	$723,440	$108,003	$58,547
Adjustments:
Non-controlling interest in operating partnership	6,200	410	16,300	2,500	1,500
Real estate related depreciation & amortization (1)	420,591	410,167	410,836	424,044	412,192
Reconciling items related to non-controlling interests	(8,017)	(15,377)	(14,569)	(14,144)	(13,388)
Unconsolidated JV real estate related depreciation & amortization	47,877	64,833	43,215	35,386	33,719
(Gain) / loss on real estate transactions	(286,704)	103	(810,688)	(89,946)	(7,825)
Provision for impairment	—	5,363	113,000	—	—

Funds From Operations	$451,273	$483,621	$481,535	$465,844	$484,745
Weighted-average shares and units outstanding - basic	318,469	311,960	308,024	301,593	297,180
Weighted-average shares and units outstanding - diluted (2) (3)	326,975	321,173	317,539	313,021	309,026

Funds From Operations per share - basic	$1.42	$1.55	$1.56	$1.54	$1.63
Funds From Operations per share - diluted (2) (3)	$1.41	$1.53	$1.55	$1.52	$1.60

	Three Months Ended
Reconciliation of Earnings Before Interest, Taxes, Reconciliation of FFO to Core FFO	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23
Funds From Operations	$451,273	$483,621	$481,535	$465,844	$484,745
Other non-core revenue adjustments (4)	3,525	(146)	(27)	27,454	(887)
Transaction and integration expenses	31,839	40,226	14,465	17,764	12,267
Loss from early extinguishment of debt	1,070	—	—	—	—
Severance, equity acceleration and legal expenses (5)	791	7,565	2,682	3,652	4,155
(Gain) / Loss on FX revaluation	33,602	(24,804)	451	(7,868)	(6,778)
Other non-core expense adjustments (6)	10,052	1,956	1,295	655	—

Core Funds From Operations	$532,153	$508,417	$500,402	$507,501	$493,500
Weighted-average shares and units outstanding - diluted (2) (3)	319,138	312,356	308,539	301,806	297,382

Core Funds From Operations per share - diluted (2)	$1.67	$1.63	$1.62	$1.68	$1.66

(1)	Real Estate Related Depreciation & Amortization

	Three Months Ended
	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23
Depreciation & amortization per income statement	$431,102	$420,475	$420,613	$432,573	$421,198
Non-real estate depreciation	(10,511)	(10,308)	(9,777)	(8,529)	(9,006)

Real Estate Related Depreciation & Amortization	$420,591	$410,167	$410,836	$424,044	$412,192

(2)

Certain of Teraco’s minority indirect shareholders have the right to put their shares in an upstream parent company of Teraco to Digital Realty in exchange for cash or the equivalent value of shares of Digital Realty common stock, or a combination thereof. US GAAP requires Digital Realty to assume the put right is settled in shares for purposes of calculating diluted EPS. This same approach was utilized to calculate FFO/share. The potential future dilutive impact associated with this put right will be excluded from Core FFO and AFFO until settlement occurs – causing diluted share count to be higher for FFO than for Core FFO and AFFO. When calculating diluted FFO, Teraco related minority interest is added back to the FFO numerator as the denominator assumes all shares have been put back to Digital Realty.

	Three Months Ended
	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23
Teraco noncontrolling share of FFO	$9,768	$7,135	$11,537	$9,645	$11,069

Teraco related minority interest	$9,768	$7,135	$11,537	$9,645	$11,069

(3)

For all periods presented, we have excluded the effect of dilutive series J, series K and series L preferred stock, as applicable, that may be converted into common stock upon the occurrence of specified change in control transactions as described in the articles supplementary governing the series J, series K and series L preferred stock, as applicable, which we consider highly improbable. See above for calculations of FFO and the share count detail section that follows the reconciliation of Core FFO to AFFO for calculations of weighted average common stock and units outstanding. For definitions and discussion of FFO and Core FFO, see the Definitions section.

(4)	Includes deferred rent adjustments related to a customer bankruptcy, joint venture development fees included in gains and lease termination fees.
(5)	Relates to severance and other charges related to the departure of company executives and integration-related severance.
(6)

Includes write-offs associated with bankrupt or terminated customers, non-recurring legal expenses and adjustments to reflect our proportionate share of transaction costs associated with noncontrolling interests.

ADJUSTED EBITDA

Reconciliation of Earnings Before Interest, Taxes, Depreciation, and Amortization and Financial Ratios
Unaudited and Dollars in thousands

	Three Months Ended
Reconciliation of Earnings Before Interest, Taxes, Depreciation & Amortization (EBITDA) (1)	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23
Net Income / (Loss) Available to Common Stockholders	$271,327	$18,122	$723,440	$108,003	$58,547
Interest	109,535	113,638	110,767	111,116	102,220
Loss from early extinguishment of debt	1,070	—	—	—	—
Income tax expense (benefit)	22,413	20,724	17,228	16,173	21,454
Depreciation & amortization	431,102	420,475	420,613	432,573	421,198
EBITDA	$835,446	$572,958	$1,272,048	$667,866	$603,420
Unconsolidated JV real estate related depreciation & amortization	47,877	64,833	43,214	35,386	33,719
Unconsolidated JV interest expense and tax expense	34,271	42,140	27,000	32,105	18,556
Severance, equity acceleration and legal expenses	791	7,565	2,682	3,652	4,155
Transaction and integration expenses	31,839	40,226	14,465	17,764	12,267
(Gain) / loss on sale of investments	(277,787)	103	(810,688)	(89,946)	—
Provision for impairment	—	5,363	113,000	—	—
Other non-core adjustments, net (2)	21,608	(35,439)	1,719	22,132	(14,604)
Non-controlling interests	6,329	(8,419)	12,320	(2,538)	111
Preferred stock dividends	10,181	10,181	10,181	10,181	10,181
Adjusted EBITDA	$710,556	$699,509	$685,943	$696,604	$667,804

(1)	For definitions and discussion of EBITDA and Adjusted EBITDA, see the Definitions section.
(2)

Includes foreign exchange net unrealized gains/losses attributable to remeasurement, deferred rent adjustments related to a customer bankruptcy, write-offs associated with bankrupt or terminated customers, non-recurring legal expenses, gain on sale of land option and lease termination fees.